                                                                      EXHIBIT 19

Varco International, Inc.

1997 Third Quarter Report
Varco

To Our Shareholders

Varco's third quarter results reflect record Revenues, Net Income and order bookings, as the overall market for oilfield services and equipment continues to strengthen, and those factors especially favorable to Varco remain positive.

As discussed in our recent reports to you, oil company exploration and production spending has been accelerating, as has the portion of that spending directed to the offshore areas of the world. The resulting demand for offshore drilling rigs has led to an overall worldwide utilization rate in excess of 95 per cent, with the utilization of selected categories of rigs effectively 100 per cent. In response, new rigs are being constructed and rigs which had been converted to alternate uses are being reconverted to drilling rigs.

Since a typical offshore rig, particularly one capable of drilling in deep water and hostile environments, requires a significant amount of equipment of the type supplied by Varco, these trends have created a sharp increase in demand for our products. With rig owners generally seeking to build rigs which offer greater capabilities and improved productivity over older designs, the newer technology equipment which we have developed in recent years continues to gain acceptance, thereby increasing the total dollar value of products which we provide to such a rig.

Reflecting the stronger market, third quarter Revenues reached $140.4 million and Net Income was $13.4 million, $.41 per share, each representing all-time records for Varco. By comparison, Net Income was $7.2 million, $.22 per share, on Revenues of $98.1 million for the third quarter of 1996. Incoming orders for the most recent three months totaled $266.5 million, also the highest quarterly total in the Company's history, lifting backlog at quarter-end to $395.6 million.

For the twelve months ended September 30, 1997 incoming orders totaled $743 million, exceeding revenues by approximately 51 per cent. At that level, customer demand is outpacing our ability to deliver; consequently, we have begun taking steps to increase manufacturing capacity. Our initial goal is to achieve manufacturing and related capacity approximating $750 million in annualized revenue by mid-1998.

It is our view that the market conditions which exist today are based upon solid, sustainable economics throughout our industry. We also believe that the strategic acquisitions we have made, coupled with our continued emphasis on product development, have strongly positioned Varco to benefit from, and contribute to, the current industry environment. We are committed to leveraging that position to achieve a rate of growth which exceeds that of the overall industry, and to generating superior rates of return for our shareholders.

At its November meeting, the Board of Directors declared a two-for-one split of the Common Stock, payable on December 4 to shareholders of record on November
20. Additionally, the Board adopted a Shareholder Rights Plan. While this action in not in response to any specific takeover threat, the Board feels it prudent to take steps to protect Varco's shareholders from any unfair or coercive takeover attempt.

We appreciate the continued support of our shareholders, customers, employees and friends.


/s/ Walter B. Reinhold                 /s/ George I. Boyadjieff

Walter B. Reinhold                     George I. Boyadjieff
Chairman                               President and
                                       Chief Executive Officer

November 12, 1997

CONDENSED CONSOLIDATED
BALANCE SHEETS
(UNAUDITED)


                                                   September  30,  December 31,
(in thousands)                                               1997          1996
-------------------------------------------------------------------------------
Current Assets
--------------
Cash and cash equivalents                                $ 52,632      $  5,794
Receivables (net)                                         129,311        95,160
Inventories                                               123,109        91,873
Other                                                      16,128        13,835
-------------------------------------------------------------------------------
     Total Current Assets                                 321,180       206,662

Property, plant and equipment at cost
     less accumulated depreciation                         61,582        48,711

Rental inventory less accumulated
     depreciation                                          16,777        13,601

Cost in excess of net assets acquired                      34,710        35,879
Other assets                                               11,348        11,168
-------------------------------------------------------------------------------
     Total Assets                                        $445,597      $316,021
===============================================================================

Current Liabilities
-------------------
Accounts payable                                         $ 47,870      $ 37,815
Other liabilities                                         115,750        38,601
Current portion of long-term debt                          10,000        10,000
-------------------------------------------------------------------------------
     Total Current Liabilities                            173,620        86,416
Long-term debt                                             29,483        22,715
Other non-current liabilities                              12,578        11,382
-------------------------------------------------------------------------------
     Total Liabilities                                    215,681       120,513

Shareholders' Equity
--------------------
Common Stock and additional
     paid-in capital                                      146,827       143,533

Retained earnings                                          83,089        51,975
-------------------------------------------------------------------------------
     Total Shareholders' Equity                           229,916       195,508
-------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity               $445,597      $316,021
===============================================================================

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(UNAUDITED)


                                                 Nine Months Ended September 30,
(in thousands)                                               1997          1996
--------------------------------------------------------------------------------
Operating Activities
--------------------
Net income                                               $ 31,557      $ 15,874

Depreciation and amortization                              12,187         9,667

Increase (decrease) in operating
  cash flows:
     Receivables                                          (34,151)      (28,465)
     Inventories                                          (31,236)      (15,303)
     Additions to rental equipment                         (7,631)       (7,689)
     Accounts payable                                      10,055         6,751
     Customer deposits                                     67,222         3,385
     Taxes payable                                            759         3,756
     Other                                                  7,568         2,655
--------------------------------------------------------------------------------
       Net cash from (used in)
         operating activities                              56,330        (9,369)
--------------------------------------------------------------------------------

Investing Activities
--------------------
     Equipment purchases                                  (20,097)       (7,344)
     Proceeds from equipment sales                          1,227           587
--------------------------------------------------------------------------------
     Net cash (used in) investing activitites             (18,870)       (6,757)
--------------------------------------------------------------------------------

Financing Activities
--------------------
Decrease in long-term debt                                (10,000)      (10,000)

Increase in long-term debt                                 17,000         8,000

Proceeds from issuance of Common Stock                      2,725        15,897

Deferred issue costs                                         (347)
--------------------------------------------------------------------------------
     Net cash from financing activities                     9,378        13,897
--------------------------------------------------------------------------------
Net change in cash and cash equivalents                    46,838        (2,229)
--------------------------------------------------------------------------------
Cash and cash equivalents at
  beginning of year                                         5,794         6,762
--------------------------------------------------------------------------------
Cash and cash equivalents at
  end of quarter                                         $ 52,632      $  4,533
================================================================================

CONDENSED CONSOLIDATED
STATEMENTS OF INCOME
(UNAUDITED)


                                               Three Months Ended     Nine Months Ended
                                                    September 30,         September 30,
(in thousands, except per share data)             1997       1996       1997       1996
---------------------------------------------------------------------------------------

Revenues
--------
Net sales                                     $128,607    $89,706   $338,382   $236,543
Rental income                                   11,644      8,198     32,405     21,491
Other income                                       157        208        326      1,397
---------------------------------------------------------------------------------------
                                               140,408     98,112    371,113    259,431
---------------------------------------------------------------------------------------

Costs and Expenses
------------------
Cost of sales                                   84,815     62,244    229,919    163,751
Cost of rental income                            3,369      2,691      9,544      6,592
Selling, general and administrative expenses    24,899     17,804     65,081     51,056
Research and development costs                   5,524      3,223     14,560     10,585
Interest expense                                   990        918      3,099      2,959
---------------------------------------------------------------------------------------
                                               119,597     86,880    322,203    234,943
---------------------------------------------------------------------------------------
Income before income taxes                      20,811     11,232     48,910     24,488
Provision for income taxes                       7,410      4,065     17,355      8,614
---------------------------------------------------------------------------------------
Net income                                    $ 13,401    $ 7,167   $ 31,555   $ 15,874
=======================================================================================
Net income per share of Common Stock          $    .41    $   .22   $    .97   $    .50
=======================================================================================
Shares used to calculate earnings per share     32,711     32,118     32,576     31,488
=======================================================================================

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS
---------------------------

     Worldwide drilling activity, as measured by the average number of active drilling rigs, increased approximately 17% in the third quarter of 1997 to an average of approximately 2,197 from an average of approximately 1,878 during the same period in 1996. North American drilling activity increased approximately 29% to an average of approximately 1,388 rigs and international drilling activity increased to an average of approximately 809 rigs as compared to 801 in the third quarter of 1996.

     Offshore drilling activity continued its year-over-year strength, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the third quarter of 1997, mobile offshore rig utilization averaged 95% as compared to 91% in the third quarter of 1996. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs.

     The increase in drilling activity, particularly the increase in offshore rig utilization, has led to higher day rates and improved profits and cash flow for the Company's major customers, the offshore drilling contractors. This has led to the construction of new offshore drilling rigs. In September of 1997 there were approximately 41 new offshore rigs under construction as compared to 11 in September of 1996.


RESULTS OF OPERATIONS
---------------------

     Set forth below are the net orders and revenues for the Company's five operating divisions:

                       Three Months Ended September 30,  Nine Months Ended September 30,
                                        1997       1996                   1997      1996
----------------------------------------------------------------------------------------
Net Orders
----------
Varco Drilling Systems              $ 81,976   $ 28,497               $174,260  $ 81,653
Varco BJ Oil Tools                    24,024     14,110                 70,999    41,699
Martin-Decker/TOTCO
  Instrumentation                     23,649     15,861                 69,858    44,600
Shaffer                              128,190     67,696                247,883   141,303
Thule Rigtech                          8,613      1,810                 16,475     6,123
----------------------------------------------------------------------------------------
Total                               $266,452   $127,974               $579,473  $315,378
========================================================================================

Revenues
--------
Varco Drilling Systems              $ 45,158   $ 30,142               $110,255  $ 87,373
Varco BJ Oil Tools                    17,832     12,672                 45,763    36,684
Martin-Decker/TOTCO
  Instrumentation                     23,061     14,658                 62,060    43,727
Shaffer                               52,119     38,904                146,504    83,671
Thule Rigtech                          2,081      1,528                  6,205     6,579
----------------------------------------------------------------------------------------
Total                               $140,251   $ 97,904               $370,787  $258,034
========================================================================================

     Order bookings more than doubled in the third quarter of 1997 as compared to the third quarter of 1996 and increased $264.1 million, 84%, in the first nine months of 1997 as compared to the same period of 1996. These increases are primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Drilling Systems Divisions as well as the products of the other Divisions. In addition, the incoming order rate was favorably impacted by the overall 17% increase in worldwide drilling activity discussed above.

     The Company's increased revenue levels in the 1997 periods as compared to 1996 are generally due to improved industry conditions as discussed above. Particularly significant has been the impact on all Divisions of the upgrading, conversion and new construction of floating offshore rigs. Most of the 1997 revenue increases are due to the increase in the offshore construction market.

     At September 30, 1997 the Company's backlog of unshipped orders was approximately $395.6 million as compared to $186.9 million at December 31, 1996. Orders for new rigs and major upgrades generally include the Company's longer lead-time products, nine to twelve months. As a result, the Company's backlog has more than doubled during the last nine months to the highest level in the Company's history. The Company expects that most of the backlog will ship by December 31, 1998. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income improved year-over-year. For the third quarter of 1997 gross margins were 37.1%, compared to 33.7% for the same period in 1996 and they were 35.4% and 34.0% in the first nine months of 1997 and 1996, respectively. Third quarter 1997 gross margins were favorably impacted by improved selling prices, the impact of the strong United States dollar on foreign manufacturing costs and on lower per unit manufacturing costs. Improved selling prices accounted for approximately two-thirds of the increase while the impact of the dollar and lower per unit manufacturing costs accounted for the remaining improvement. The higher 1997 nine-month margins reflect the impact of the third quarter improvements.

     The Company believes that new product development is a significant factor for the future of the Company. During the first nine months of 1997 the Company spent $14.6 million or 3.9% of revenues on new product development. This compares to $10.6 million or 4.1% of revenues during the same period in 1996.

     The increase in selling, general and administrative expenses compared to 1996 is primarily a result of activity related to the increased revenues. As a percent of revenues, selling, general and administrative expenses are down year-to-year. For the first nine months of 1997 this percent was 17.5% and it was 17.7% for the third quarter of 1997. As a percent of revenues, selling, general and administrative expenses were 19.7% and 18.1% for the first nine months and third quarter of 1996, respectively.

     Overall Company employment at September 30, 1997 was 2,594 (including 369 temporary employees) which compares to 1,843 (including 230 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees.

     The effective tax rate for the third quarter of 1997 was 35.6% as compared to 36.2% for the third quarter of 1996. The lower tax rate is due to a lower effective foreign tax rate in the third quarter of 1997 as compared to 1996.


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

     September 30, 1997 cash and cash equivalents were $52.6 million as compared to the December 31, 1996 balance of $5.8 million. This increase is due to the receipt of $67.2 million in customer deposits on equipment orders. These deposits will be used to partially fund the working capital requirements of these orders.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The $20.0 million principal balance of the Senior Notes is payable in two equal installments on June 30, 1998 and June 30, 1999.

     On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Proceeds from the initial advances were used to payoff a previous credit agreement with Citicorp USA, Inc. and Citibank, N.A and to make the June 30, 1997 principal and interest payment on the Senior Notes. At September 30, 1997 there were $20.0 million in advances outstanding and $11.2 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.

     On November 6, 1997 the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable on December 4, 1997 to shareholders of record at the close of business on November 20, 1997.

     At September 30, 1997 the Company's working capital was $147.6 million as compared to $120.2 million at December 31, 1996 and its current ratio was 1.8 to
1.0 as compared to 2.4 to 1.0 at December 31, 1996. The increase in working capital is primarily due to increases in inventory and receivables during the first nine months of 1997. The decline in the current ratio results from the increase in customer deposits. Long-term debt as a percent of total capitalization was 11% at September 30, 1997 as compared to 10% at December 31, 1996.

     The Company's capital expenditures during the first nine months of 1997 were $20.1 million as compared to $7.3 million for the first nine months of 1996. The Company currently plans to increase its rate of capital expenditures and the Company estimates that capital expenditures will be in excess of $50.0 million over the next fifteen months. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to meet its capital expenditures and operating cash needs.


PROFILE
--------------------------------------------------------------------------------
Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

INVESTOR CONTACT
--------------------------------------------------------------------------------
Richard  A. Kertson
Vice  President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail: investor-relations@ora.varco.com
Web site: http://www.varco.com

VARCO